May 8, 2026

Kelvin Cooper
Chief Executive Officer
Lakewood-Amedex Biotherapeutics Inc.
8031 Cooper Creek Blvd., Unit 103
University Park, Fl 34201

        Re: Lakewood-Amedex Biotherapeutics Inc.
            Registration Statement on Form S-1
            Filed May 01, 2026
            File No. 333-295497
Dear Kelvin Cooper:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Doris Stacey Gama at 202-551-3188 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Scott Linsky, Esq.